Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

02042107

02 JUN 26 AM 11:41

SUPPL

13th June 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information an announcement dated 13th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

encl.

dlw 6/26

F:\WIN\Bermuda Takeover Code.doc

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Bermuda Takeover Code
Released	10:59 13 Jun 2002
Number	1898X

Amendments to the Bermuda Takeover Code for
Mandarin Oriental International Limited

The Bermuda Takeover Code for Mandarin Oriental International Limited, as set out in the Mandarin Oriental International Limited Regulations 1993, has been amended by the Bermuda Monetary Authority. The amendments primarily reflect changes to the UK Code on Takeovers and Mergers, upon which the Bermuda Takeover Code is based.

A summary of the amendments is available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM11, Bermuda; the Company Secretary of Mandarin Oriental International Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or through the Internet at www.irasia.com/listco/sg/mandarin.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

13th June 2002

www.mandarinoriental.com

END

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Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

13th June 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information an announcement dated 13th June 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

encl.

F:\WIN\Bermuda Takeover Code.doc

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Bermuda Takeover Code
Released	10:57 13 Jun 2002
Number	1892X

Amendments to the Bermuda Takeover Code for
Dairy Farm International Holdings Limited

The Bermuda Takeover Code for Dairy Farm International Holdings Limited, as set out in the Dairy Farm International Holdings Limited Regulations 1993, has been amended by the Bermuda Monetary Authority. The amendments primarily reflect changes to the UK Code on Takeovers and Mergers, upon which the Bermuda Takeover Code is based.

A summary of the amendments is available from the Bermuda Monetary Authority at Burnaby House, 26 Burnaby Street, Hamilton HM11, Bermuda; the Company Secretary of Dairy Farm International Holdings Limited at Jardine House, 33-35 Reid Street, Hamilton HM EX, Bermuda; or from the Company's website www.dairyfarmgroup.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Dairy Farm International Holdings Limited

13th June 2002

www.dairyfarmgroup.com

END